UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2024

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Nasdaq Minimum Market Value of Publicly Held Shares Deficiency Letter

On September 6, 2024, CN Energy Group. Inc. (the “Company”) received a deficiency letter (“MVPHS Deficiency Letter”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the preceding 30 consecutive business days, the Company’s Class A Ordinary Shares (the “Class A Shares”) did not meet the minimum $1,000,000 Market Value of Publicly Held Shares (“MVPHS”) requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5550(a)(5) (the “MVPHS Requirement,” and the Company’s non-compliance with this requirement, the “MVPHS Deficiency”).

The receipt of the MVPHS Deficiency Letter has no immediate effect on the Company’s Nasdaq listing. In accordance with Nasdaq Rule 5810(c)(3)(D), the Company has been provided an initial period of 180 calendar days, or until March 5, 2025 (the “Compliance Date”), to regain compliance with the MVPHS Requirement. If, at any time before the Compliance Date, the MVPHS for the Class A Shares is at least $1,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company with written confirmation of compliance with the MVPHS Requirement. In the event the Company does not regain compliance with the above requirement prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may apply to transfer the Company’s securities to The Nasdaq Capital Market.

The Company intends to monitor the MVPHS of the Class A Shares and may, if appropriate, consider available options to regain compliance with the MVPHS Requirement.

On September 11, 2024, the Company issued a press release disclosing its receipt of the MVPHS Deficiency Letter. A copy of the aforesaid press release is filed herewith as Exhibit 99.1.

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EXHIBITS

Exhibit No.	Description
99.1	Press Release

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: September 12, 2024	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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